

Mail Stop 4720

September 28, 2015

<u>Via E-Mail</u>
Stephen Long
Chief Legal Officer
Strongbridge Biopharma plc
900 Northbrook Drive, Suite 200
Trevose, PA 19053

Re: Strongbridge Biopharma plc (formerly known as Cortendo plc)
Amendment No. 2 to Registration Statement on Form F-1
Filed September 21, 2015
File No. 333-206654

Dear Mr. Long:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution, page 61</u>

1. It appears that you added in-process research and development and goodwill to your net assets to derive net tangible book value of $131.1 million at June 30, 2015 instead of subtracting them. If so, please revise your dilution computations and disclosures to properly deduct your intangible assets from your historical net assets to derive net tangible book value. Otherwise, please demonstrate to us how your dilution computation is appropriate.

<u>Exhibit 5.1</u>

2. Please revise your Exhibit 5.1 legal opinion to remove the assumptions included in Paragraphs 21, 22 and 23 of Schedule 1. Assumptions that assume away the relevant issue or assume any material or readily ascertainable facts underlying the opinion are inappropriate. Please revise your legal opinion accordingly.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969, Bryan Pitko at (202) 551-3203 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Suzanne Hayes
Assistant Director

cc: Via E-Mail
Aron Izower, Esq.
Wendy A. Grasso, Esq.